1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

Allison Fumai

allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax

September 25, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:      Eileen Smiley, Division of Investment Management

Re:	Morgan Stanley ETF Trust (the “Trust”)
(File Nos. 333-266913; 811-23820)

Dear Ms. Smiley:

Thank you for your comments regarding the Trust’s registration statement on Form N-1A relating to the addition of three new series of the Trust: Eaton Vance Strategic Income Opportunities ETF, Eaton Vance CLO Investment Grade Income ETF and Eaton Vance High Yield Municipal Income ETF (each, a “Fund,” and collectively, the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on July 17, 2024.

The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 24 (the “Amendment”) to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about September 30, 2024. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the registration statement.

GENERAL COMMENTS RELATING TO EACH FUND

Comment 1.          Please complete all empty fields, including the ticker symbol and fees and expenses table.

Response 1.      The Trust confirms that all empty fields will be completed in the Amendment.

Comment 2.          The Staff notes that the comments made with respect to one section of the registration statement apply to similar disclosures throughout the registration statement, as applicable.

Response 2.      The Trust respectfully acknowledges the comment.

Comment 3.         With respect to each Fund, in the section of the Prospectus entitled “Details of the Fund,” please revise the disclosure to explain the ESG criteria that could be pertinent to the Adviser’s evaluation of creditworthiness.

Response 3.      The Trust respectfully acknowledges the comment but believes that the current disclosure is appropriate and consistent with the requirements set forth in Form N-1A. Accordingly, the Trust respectfully declines to implement any changes in response to this comment.

Comment 4.          Please inform the Staff as to what appropriate broad-based securities market index each Fund intends to use for Form N-1A regulatory purposes.

Response 4.      The Funds expect to use the following indices for Form N-1A regulatory purposes:

Fund	Expected Appropriate Broad-Based Securities Market Index
Eaton Vance Strategic Income Opportunities ETF	Bloomberg U.S. Aggregate Bond Index
Eaton Vance CLO Investment Grade Income ETF	Bloomberg U.S. Universal Index
Eaton Vance High Yield Municipal Income ETF	ICE US Broad Municipal Index

Comment 5.         Please confirm that each Fund will include an “Acquired Fund Fees and Expenses” line item in its fee and expense table if such Fund’s acquired fund fees and expenses are anticipated to exceed 0.01% (one basis point) of average net assets of the Fund.

Response 5.      The Trust so confirms.

Comment 6.         Please supplementally confirm whether any of the Funds intend to invest in private investment companies which rely upon exemptions provided by Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”), and, if so, please provide the estimated amount of such Fund’s assets that may be invested in private investment companies.

Response 6.      The Trust confirms that Eaton Vance CLO Investment Grade Income ETF and Eaton Vance Strategic Income Opportunities ETF will invest in structured finance vehicles, such as collateralized loan and debt obligations. The Trust also confirms that none of the Funds currently intend to invest in private investment companies (i.e., hedge funds and private equity funds).

Comment 7.          In the section of the Prospectus entitled “Additional Information About Fund Investment Strategies and Related Risks,” to the extent that a risk only applies to a certain Fund, please specify the Fund to which the risk applies (e.g., the “Derivatives” risk appears to include disclosure regarding types of derivatives that are not disclosed in the principal investment strategies of the Eaton Vance CLO Investment Grade Income ETF).

Response 7.      The Trust respectfully acknowledges the comment but believes the existing disclosure to be appropriate and consistent with the requirements set forth in Form N-1A.

Eaton Vance Strategic Income Opportunities ETF

Comment 8.          The Staff notes that a fund is required to specify how it intends to achieve its investment objectives by identifying the fund’s principal investment strategies in its prospectus (see Items 4 and 9 of Form N-1A). Accordingly, please revise the disclosure to remove terms and phrases that suggest that the Fund’s description of its principal investment strategies and risks is incomplete. For example, the Staff notes that the third sentence in the first paragraph of the section of the Prospectus entitled “Fund Summaries – Eaton Vance Strategic Income Opportunities ETF – Principal Investment Strategies,” states that “[t]he Fund seeks investment in, but not limited to, foreign and domestic securities and other instruments…” (emphasis added). Please revise the disclosure to remove the phrase “but not limited to” and please confirm that the Prospectus discloses all of the Fund’s expected principal investment strategies and the associated risks.

Response 8.      The Trust so confirms. The Trust confirms that the referenced disclosure will be removed in the Amendment.

Comment 9.         The Staff notes that the section of the Prospectus entitled “Fund Summaries – Eaton Vance Strategic Income Opportunities ETF – Principal Risks – Foreign and Emerging Market Securities” includes reference to emerging market securities. Please revise the disclosure included in the section of the Prospectus entitled “Fund Summaries – Eaton Vance Strategic Income Opportunities ETF – Principal Investment Strategies” to include corresponding reference to investments in emerging market securities.

Response 9.      The Trust respectfully acknowledges the comment; however, it believes that the existing disclosure appropriately discloses the Fund’s expected investment in emerging market securities. The Trust notes that the third sentence in the first paragraph of the section of the Prospectus entitled “Fund Summaries – Eaton Vance Strategic Income Opportunities ETF – Principal Investment Strategies” states that “[t]he Fund seeks investment in, but not limited to, foreign and domestic securities and other instruments, mortgage-backed securities (“MBS”) and asset-backed securities, commercial mortgage-backed securities, collateralized loan obligations, collateralized mortgage obligations, stripped MBS securities, preferred and convertible securities, bank instruments, high yield corporate debt, loans, other fixed-income securities, sovereign nations including emerging markets and so-called frontier markets (such as currencies, interest rates and debt instruments issued or guaranteed by sovereign entities (including U.S. Treasuries)), inflation and credit-linked debt securities, municipal investments.” (emphasis added.) Accordingly, the Trust respectfully declines to implement any changes in response to this comment.

Comment 10.       The section of the Prospectus entitled “Fund Summaries – Eaton Vance Strategic Income Opportunities ETF – Principal Investment Strategies” states that “[t]he Fund may have significant investment in a geographic region or country.” Please explain in the disclosure how the Fund defines “significant investment” for such purposes. If the Fund anticipates having a significant investment in a particular country or geographic region initially or in the future, please consider adding disclosure to that effect.

Response 10.      The Trust generally does not define “significant investment” for such purposes with any specified percentage but rather the extent of such allocations and the associated disclosures are generally periodically reviewed based on the overall facts and circumstances.  The Trust confirms that currently the Fund does not expect to initially have a “significant investment” in a particular geographic region or country but confirms that such investments and the associated disclosures are periodically assessed and, to the extent the Fund does have a “significant investment” in a particular geographic region or country in the future based on the description above, the Trust will consider whether any disclosure enhancements would be appropriate based on its assessment.

Comment 11.        The Staff notes that the Fund’s name includes reference to “income” whereas the Fund’s investment objective does not include reference to generating income. Please confirm that, for purposes of the Fund’s investment objective, the Fund defines “total return” to include generating income or otherwise clarify what is meant by “income” in the Fund’s name.

Response 11.      The Trust so confirms.

Comment 12.       The section of the Prospectus entitled “Fund Summaries – Eaton Vance Strategic Income Opportunities ETF – Principal Investment Strategies” states that “[t]he Fund may engage in repurchase agreements, reverse repurchase agreements, forward commitments and short sales.” (emphasis added.) Please confirm whether investment in short sales is expected to be a principal investment strategy of the Fund, and if so, please include appropriate disclosure in the section of the Prospectus entitled “Fund Summaries – Eaton Vance Strategic Income Opportunities ETF – Principal Risks.”

Response 12.      The Trust confirms that investment in short sales is expected to be a principal investment strategy of the Fund. Accordingly, principal risk disclosure regarding short sales will be included in the Amendment.

Comment 13.       The section of the Prospectus entitled “Fund Summaries – Eaton Vance Strategic Income Opportunities ETF – Principal Investment Strategies” states that “[t]he Adviser considers the relative risk/return characteristics of prospective investments (whether securities, currencies, derivatives or other instruments) in determining the most efficient means for achieving desired exposures.” Please revise the disclosure to identify the specific risk return/characteristics that the Adviser generally expects to consider in making such determinations.

Response 13.      The referenced disclosure will be revised in the Amendment as follows (additions denoted in bold and underline):

The Adviser considers the relative risk/return characteristics of prospective investments (whether securities, currencies, derivatives or other instruments) in determining the most efficient means for achieving desired exposures. Risk/return characteristics may include a combination of fundamentals (i.e., credit quality, growth dynamics and central bank policies), valuations (i.e., credit spreads, interest rates and currency exchange rates) and technicals (i.e., investor flows, capital flows and liquidity).

Comment 14.       The Staff notes that the section of the Prospectus entitled “Fund Summaries – Eaton Vance Strategic Income Opportunities ETF – Principal Risks” includes risk disclosure relating to investment in derivatives but that the section of the Prospectus entitled “Fund Summaries – Eaton Vance Strategic Income Opportunities ETF – Principal Investment Strategies” does not reference investment in derivatives. Please confirm whether investment in derivatives is expected to be a principal investment strategy of the Fund, and if so, please revise the disclosure in the section of the Prospectus entitled “Fund Summaries – Eaton Vance Strategic Income Opportunities ETF – Principal Investment Strategies” accordingly.

Response 14.      The Trust confirms that investment in derivatives is expected to be a principal investment strategy of the Fund. The referenced disclosure will be revised in the Amendment as follows (additions denoted in bold and underline):

The Fund may invest in derivatives, including futures, foreign currency forward exchange contracts, interest rate swaps, credit default swaps and options, and engage in repurchase agreements, reverse repurchase agreements, forward commitments and short sales.

Eaton Vance CLO Investment Grade Income ETF

Comment 15.        Please revise the disclosure in the section of the Prospectus entitled “Fund Summaries – Eaton Vance CLO Investment Grade Income ETF – Principal Investment Strategies” to state that the Fund is “is non-diversified.”

Response 15.    The Trust respectfully acknowledges the comment but believes the existing disclosure to be appropriate and consistent with the requirements set forth in Form N-1A. Accordingly, the Trust respectfully declines to implement any changes in response to this comment.

Comment 16.       Please add disclosure to an appropriate section of the registration statement to explain whether the Fund looks through investment companies’ underlying holdings and includes derivatives for purposes of the Fund’s 80% investment policy.

Response 16.      The Trust expects that the Fund generally will not look through investment companies’ underlying holdings for purposes of the Fund’s 80% investment policy. The Trust respectfully notes that the section of the Prospectus entitled “Fund Summaries – Eaton Vance CLO Investment Grade Income ETF – Principal Investment Strategies” states that “[d]erivative instruments used by the Fund will be counted toward the Fund’s 80% policy discussed above to the extent they have economic characteristics similar to the securities included within that policy.”

In addition, consistent with guidance included in the adopting release for the recent amendments to Rule 35d-1 under the 1940 Act, the Trust notes that the Fund may include the entire value of its investment in an appropriate investment company when calculating the Fund’s compliance with its 80% investment requirement without looking through to such investment company’s underlying investments. Investment Company Names, Release No. IC-3500 (September 20, 2023) at 49. Applicable disclosure will be considered for inclusion in the Statement of Additional Information of a future filing.

Comment 17.       Please revise the disclosure in the section of the Prospectus entitled “Fund Summaries – Eaton Vance CLO Investment Grade Income ETF – Principal Investment Strategies” to include a brief description of covenant lite loans.

Response 17.      The Trust respectfully acknowledges the comment; however, it believes that the section of the Prospectus entitled “Fund Summaries – Eaton Vance CLO Investment Grade Income ETF – Principal Investment Strategies” includes an appropriate description of covenant lite loans. The Trust notes that the section of the Prospectus entitled “Fund Summaries – Eaton Vance CLO Investment Grade Income ETF – Principal Investment Strategies” states that “[f]or purposes of the Fund’s investment policies, CLOs are trusts that are typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans, and including ‘covenant lite’ loans, which have few or no financial maintenance covenants.” (emphasis added.) The Trust further notes that the section of the Prospectus entitled “Fund Summaries – Eaton Vance CLO Investment Grade Income ETF – Principal Risks – Covenant Lite Loans” provides an additional description of covenant lite loans.

Comment 18.       The Staff notes that risk disclosure regarding LIBOR discontinuation is included in the Statement of Additional Information but that the Prospectus does not include risk disclosure regarding LIBOR discontinuation. Please confirm if any of the loans in which the Fund invests are tied to LIBOR and if so, please consider including principal risk disclosure in the Prospectus relating to LIBOR discontinuation or please supplementally explain why the Trust believes that LIBOR discontinuation is not a principal risk of the Fund.

Response 18.      The Trust confirms that the Fund may invest in loans tied to LIBOR. Accordingly, principal risk disclosure regarding LIBOR discontinuation will be included in the Amendment.

Comment 19.       Please confirm whether the Fund’s investment in foreign securities may include investments in emerging market securities, and if so, please add appropriate disclosure to the Prospectus.

Response 19.      The Trust confirms that the Fund does not intend to invest in emerging market securities.

Eaton Vance High Yield Municipal Income ETF

Comment 20.       The Fund’s name includes the terms/phrases “high yield” and “municipal,” both of which implicate Rule 35d-1 under the 1940 Act. The Staff notes that the Fund’s 80% investment policy pursuant to Rule 35d-1 only includes reference to investment in municipal securities. Please revise the Fund’s 80% policy to also include reference to “high yield” securities.

Response 20.      The Trust respectfully acknowledges the comment; however, the Trust believes that the Fund’s current 80% investment policy is consistent with prior Staff guidance regarding the application of Rule 35d-1 under the 1940 Act to funds with the terms “high yield” and “municipal” in their names.

The Staff’s answer to Question 7 of “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” (Dec. 4, 2001) states that “a fund that uses the term ‘high-yield’ in conjunction with a term such as ‘municipal’ or ‘tax-exempt’ that suggests that the fund invests in tax-exempt bonds would not be required to invest at least 80% of its assets in bonds that meet these rating criteria. Because the market for below investment grade municipal bonds is smaller and relatively less liquid than its taxable counterpart, tax-free high-yield bond funds have historically invested to a greater degree in higher grade bonds than taxable high-yield funds. As a result, the use of the term ‘high-yield’ together with a term suggesting that the fund invests in tax-exempt bonds suggests that the fund has an investment strategy of pursuing a higher yield than other municipal or tax-exempt bond funds.”

Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 21.       The section of the Prospectus entitled “Fund Summaries – Eaton Vance High Yield Municipal Income ETF – Principal Investment Strategies” states that “[t]he Fund may also invest a portion of its assets in municipal obligations that are not paying current income in anticipation of possible future income.” Please confirm whether this is a principal investment strategy of the Fund and please revise the disclosure to clarify what “a portion of its assets” means for such purposes.

Response 21.      The Trust confirms that investments in municipal obligations that are not paying current income in anticipation of possible future income is not currently expected to be a principal investment strategy of the Fund. Accordingly, the referenced disclosure will be removed in the Amendment.

Comment 22.       Please add disclosure to an appropriate section of the registration statement to explain whether the Fund looks through investment companies’ underlying holdings for purposes of the Fund’s 80% investment policy.

Response 22.      Please refer to the Trust’s response to Comment 16 above.

*            *            *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai